Boustead Securities LLC

6 Venture #395

Irvine, CA 92618

January 17, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cadrenal Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-267562

Acceleration Request

Requested Date:	Thursday, January 19, 2023
Requested Time:	5:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the underwriters, hereby join in the request of Cadrenal Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on Thursday, January 19, 2023, or at such later time as the Company or its outside counsel, Blank Rome LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated January 17, 2023 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOUSTEAD SECURITIES, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer